File No. 812-13086

Before the

SECURITIES AND EXCHANGE COMMISSION
__________________________

In the Matter of the Third Amended and Restated Application

Of

NEUBERGER BERMAN DIVIDEND ADVANTAGE FUND INC.

Neuberger Berman Income Opportunity Fund Inc.
Neuberger Berman Real Estate Securities Income Fund Inc.

AND

NEUBERGER bERMAN MANAGEMENT LLC

605 Third Avenue, 2nd Floor
New York, New York 10158-0180

THIRD AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, FOR AN ORDER OF EXEMPTION FROM SECTION 19(b) OF SUCH ACT AND RULE 19b-1 THEREUNDER

________________

January 21, 2009
__________________________

Please direct all communications
regarding this Application to:	Copies to:

Arthur C. Delibert	Maxine Gerson
Jennifer R. Gonzalez	Neuberger Berman, LLC
Fatima Sulaiman	605 Third Avenue, 21st Floor
K&L Gates LLP	New York, New York 10158-3698
1601 K Street, N.W.
Washington, DC 20006

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

File No. 812-13086

In the Matter of	)	THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE 19b-1 THEREUNDER
)
NEUBERGER BERMAN DIVIDEND	)
ADVANTAGE FUND INC., NEUBERGER))
BERMAN INCOME OPPORTUNITY	)
FUND INC., NEUBERGER BERMAN	)
REAL ESTATE SECURITIES INCOME	)
FUND INC.	)
)
)
and	)
)
)
NEUBERGER BERMAN MANAGEMENT))
LLC	)
)
)
605 Third Avenue, 2nd Floor	)
New York, New York 10158-0180)
)
Investment Company Act of 1940)
)

I.     INTRODUCTION

Neuberger Berman Dividend Advantage Fund Inc. (“NBDA”), Neuberger Berman Income Opportunity Fund Inc. (“NBIO”), Neuberger Berman Real Estate Securities Income Fund Inc. (“NBRESI”) (collectively, the “Current Funds”) and Neuberger Berman Management LLC (“NB Management”) and each registered closed-end investment company currently advised or to be advised in the future by NB Management (including any successor in interest)1 or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “Act”)) with NB Management that relies of the requested relief in the future2 (such investment companies, together with the Current Funds, are referred to as the “Funds,” and with NB Management, the “Applicants”) submit this Third Amended and Restated Application to the Securities and Exchange Commission (“Commission”) pursuant to Section 6(c) of the Act for an order (“Order”) providing Applicants an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.

II.     APPLICANTS

Each of the Current Funds is, and each future Fund will be, a closed-end management investment company registered under the Act. Each of the Current Funds is organized as a Maryland corporation. The Current Funds were organized on the following dates: NBDA – January 29, 2004, NBIO – April 17, 2003 and NBRESI – August 28, 2003. Shares of common stock (“common shares”) of the Current Funds currently are listed and traded on the American Stock Exchange. NB Management serves as each Current Fund’s investment manager and administrator.

As of September 30, 2008, NBIO had issued and outstanding 17,734,383 common shares with a par value of $0.0001 per share. NBIO also has issued preferred stock (known as auction preferred shares), Series A and B, with a liquidation preference of $25,000 per share, plus any accumulated, unpaid dividends. More specifically, as of September 30, 2008, NBIO had issued and outstanding 5,020 auction preferred shares.3 The auction preferred shares have a par value of $0.0001 per share. As of September 30, 2008, NBIO had total assets of $279,827,849.

As of September 30, 2008, NBRESI had issued and outstanding 71,883,782 common shares with a par value of $0.0001 per share. NBRESI also has issued preferred stock (known as auction market preferred shares or “AMPS”), Series A, B, C, D, E, F, G, and H, with a liquidation preference of $25,000 per share, plus any accumulated, unpaid dividends. More specifically, as of September 30, 2008, NBRESI had issued and outstanding 12,968 AMPS.4 The AMPS have a par value of $0.0001 per share. As of September 30, 2008, NBRESI had total assets of $923,645,382.

As of September 30, 2008, NBDA had issued and outstanding 5,805,236 common shares with par value of $0.0001 per share. NBDA also has issued preferred stock (known as auction market preferred shares or “AMPS”), Series A and B, with a liquidation preference of $25,000 per share, plus any accumulated, unpaid dividends. More specifically, as of September 30, 2008, NBDA had issued and outstanding 2,100 AMPS.5 The AMPS have a par value of $0.0001 per share. As of September 30, 2008, NBDA had total assets of $146,079,551.

The AMPS and auction preferred shares (collectively, “auction preferred shares”, and, together, with any privately placed preferred shares or other preferred shares, “preferred shares”) pay dividends based on a rate set at auction, normally held every seven days or every 28 days, depending on the series. The Funds can establish so-called special rate periods that are longer or shorter when market conditions favor such a change. The maximum rates set at auction for auction preferred shares currently are based on specified percentages of an index or rate (such as the applicable AA Composite Commercial Paper Rate or the applicable Treasury Index Rate), as set forth in each Fund’s charter documents. Auction preferred shares are not listed on an exchange. Investors may purchase or sell auction preferred shares at an auction with or through a broker-dealer that has entered into an agreement with the auction agent (a “Broker-Dealer”) or with a broker-dealer that has entered into a separate agreement with a Broker-Dealer.

Except for the initial dividend period between the initial offering of shares and the first auction, the dividend rate on auction preferred shares is not set or will not be set by the respective boards of directors (“Boards”) of the Current Funds, but instead the rate will be established at auction as provided in the charter documents of the applicable Current Fund (i.e., the articles supplementary establishing and fixing the rights and preferences for the respective auction preferred shares or other charter documents), subject to limited exceptions (such as when an auction fails and the rate is based on the maximum rate requirements described above or when a Fund fails to deposit the requisite dividend amount and a default rate may apply). Subject to the exceptions noted above, the periodic dividend rate of the future Funds, with respect to their auction preferred shares, will be established periodically at auctions or remarketings or with reference to an objective index or rate.

NBRESI commenced operations on October 31, 2003, upon the closing of the initial public offering of its common shares. NBRESI’s primary investment objective is high current income. Capital appreciation is a secondary investment objective for NBRESI. In seeking to attain these objectives, under normal circumstances, NBRESI invests (1) at least 90% of total assets in income-producing common equity securities, preferred securities, securities convertible into equity securities (“convertible securities”) and non-convertible debt securities issued by “Real Estate Companies” (including real estate investment trusts (“REITs”)) and (2) at least 75% of total assets in income-producing equity securities issued by REITs. A Real Estate Company is a company that generally derives at least 50% of its revenue from the ownership, construction, financing, management and/or sale of commercial, industrial and/or residential real estate (or has at least 50% of its assets invested in such real estate).

NBIO commenced operations on July 2, 2003, upon the closing of the initial public offering of its common shares. NBIO’s primary investment objective is high current income; capital appreciation is a secondary investment objective. Under normal market conditions, NBIO invests at least 80% of its total assets in securities that pay dividends. It will also invest at least 80% of its total assets in a combination of (1) high-yield corporate debt securities rated, at the time of investment, below investment grade – i.e., rated Ba or lower by Moody’s Investors Service, Inc. or BB or lower by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or, if unrated by either of those entities, determined by NB Management to be of comparable quality, and (2) income-producing common equity securities, preferred equity securities, securities convertible into equity securities and non-convertible debt securities issued by Real Estate Companies (including REITs). NBIO may invest up to 20% of its total assets in other debt and equity securities and money market instruments.

NBDA commenced operations on March 30, 2004, upon the closing of the initial public offering of its common shares. NBDA’s investment objective is total return, which is comprised of high current income, a portion of which may be “qualified dividend income” (as defined in Section 1(h)(11)(B) of the Internal Revenue Code of 1986, as amended (the “Code”), and capital appreciation. Under normal market conditions, NBDA will invest at least 80% of its total assets in a combination of (1) income-producing securities recommended by the Neuberger Berman, LLC (“Neuberger Berman”) Research Department that, at the time of investment, have a dividend yield greater than the average dividend yield of the Standard & Poor’s 500 Composite Stock Index, and (2) income-producing common equity securities, preferred equity securities, securities convertible into equity securities and non-convertible debt securities issued by Real Estate Companies (including REITs). NBDA may invest up to 20% of its total assets in other debt and equity securities and money market instruments.

Neuberger Berman serves as a sub-adviser to each Current Fund. Lehman Brothers Asset Management LLC (“LBAM”) also serves as a sub-adviser to NBIO. Pursuant to the sub-advisory agreements with NB Management, each of Neuberger Berman and LBAM is compensated for providing investment recommendations and research; however, all investment decisions for the Current Funds are made by NB Management. NB Management, Neuberger Berman and LBAM are registered as investment advisers under the Investment Advisers Act of 1940, as amended. NB Management, Neuberger Berman and LBAM are wholly owned by Lehman Brothers Holdings, Inc., a publicly owned holding company.6

The current distribution policy (the “Level-Rate Distribution Policy”) for the common shares of each of NBIO and NBRESI is generally as follows. Commencing with such Current Fund’s first dividend, it generally makes regular monthly cash distributions to common shareholders at a level rate based on the past and projected performance of such Fund. If net investment income is not sufficient to meet the level rate, the distribution may consist of net short term realized gains or a return of capital. At least annually, each such Current Fund intends to distribute all of its previously undistributed realized net short-term and long-term capital gains and ordinary (taxable and tax-exempt) income after paying any accrued dividends, or making any redemption or liquidation payments, to preferred shareholders, if any, or making interest and required principal payments on borrowings, if any. NBDA has a similar Level-Rate Distribution Policy for its common shares, except that NBDA will make quarterly distributions rather than monthly. If, and when, the Current Funds receive exemptive relief requested in this application, the Funds may, subject to the determination of its Board of Directors, terminate the Level-Rate Distribution Policy and implement the distribution policy described below.

The current distribution policy for the auction preferred shares of the Funds is generally as follows. Preferred shareholders will be entitled to receive, when, as and if declared by the respective Board, cumulative cash dividends on their shares at the applicable rate. For dividend periods of less than 30 days, dividend payments generally shall occur on the first business day following such dividend period and, if greater than 30 days, then on a monthly basis, generally on the first business day of each month within such dividend period and on the business day following the last day of such dividend period. Following the initial dividend period, regular dividend periods are generally seven days or 28 days, depending on the series, for the Current Funds. Dividends in arrears for any past dividend period may be declared and paid at any time. Subject to applicable law and other specified limitations, if a Current Fund’s net investment income exceeds any current and accumulated dividends payable on its auction preferred shares, it intends to distribute such excess income to holders of its common shares. Such Current Funds also intend to distribute any realized net capital gains to the holders of the common shares, subject to the prior rights of the preferred shareholders, any requirements of applicable law and other restrictions.

III.     RELIEF REQUESTED

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Code, more often than once every twelve months. Rule 19b-1 under the Act provides that no registered investment company that is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one distribution of long-term capital gains, as defined in the Code, in any one taxable year of the company, (ii) one additional net long-term capital gains distribution made in whole or in part to avoid excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” distribution of net long-term capital gains pursuant to Section 855 of the Code not in excess of 10% of the total amount distributed for the year.

The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to make an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions. However, in order to obtain certainty for the Funds’ proposed distribution policies, in the absence of such an interpretation, Applicants hereby request an order pursuant to Section 6(c) of the Act granting an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder. The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of the Fund’s preferred shares.

In addition to the foregoing, to retain flexibility and avoid having to seek additional exemptive relief in the future, Applicants also request relief pursuant to Section 6(c) of the Act from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make periodic long-term capital gains distributions (as described in Section 852(b)(3)(C) of the Code) on any series of its preferred shares. The distributions would be made only as permitted by the terms of such series, and only for so long as the Fund maintains a distribution policy for such series related to payment of a specified percentage of its liquidation preference, whether such specified percentage is determined at the time the preferred shares are initially issued or pursuant to periodic remarketing or auctions.7 The proposed distribution policy for the common shares and a specified periodic distribution policy for the preferred shares are each hereinafter referred to as the “Distribution Policy.” 8

IV. REPRESENTATIONS OF THE APPLICANTS

Each Current Fund has adopted and each future Fund intending to rely on the Order will adopt a Distribution Policy to make periodic, level distributions in respect of its outstanding common shares based upon a fixed amount per share, a fixed percentage of market price or a fixed percentage of the Fund’s net asset value (“NAV”) per common share.9

The Board of each Current Fund approved the adoption and implementation of a Distribution Policy at meetings held in 2003 and 2004. On March 27, 2007, the Board of each Current Fund reviewed additional information provided by NB Management and authorized the officers of each Current Fund to amend this application and to implement the Distribution Policy upon receipt of the Order. The basis for each Board’s determination is recorded in its meeting minutes, which will be preserved for a period of not less than six (6) years from the date of such meeting, the first two years in an easily accessible place.

Prior to its respective approval of the Distribution Policy, the Board of each Current Fund, including a majority of the directors who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Directors”), of the respective Current Fund requested and evaluated, and NB Management furnished, such information as was reasonably necessary to make an informed determination of whether the Distribution Policy should be adopted and implemented. After considering such information, the Board determined that adoption and implementation of the Distribution Policy would be consistent with the Current Fund’s investment objective(s) and policies and in the best interests of the Current Fund and its shareholders. The Board considered, among other things, (i) the purpose(s) of the Distribution Policy as stated herein; (ii) any potential or actual conflicts of interest that NB Management, any affiliated person of NB Management, or any other affiliated person of the Current Fund may have relating to the adoption or implementation of the Distribution Policy; (iii) whether the rate of distribution under the Distribution Policy will exceed the Current Fund’s expected total return (based on NAV); and (iv) any reasonably foreseeable material effects of the Distribution Policy on the Fund’s long-term total return (based on market price and NAV).

The purpose of the Distribution Policies is to permit the Funds to provide shareholders with periodic fixed cash dividends that approximate the character of income that the Fund receives throughout the year. The Distribution Policies will allow distributions to be made without significant restrictions due to the timing of the realization of capital gains. In addition, the Distribution Policies will allow the Funds to pay realized long-term capital gains as part of their periodic distributions rather than forcing the distributions to be funded with returns of capital (when net investment income and realized net short-term capital gains are insufficient to cover the fixed distribution amount). The Distribution Policies will provide investors with the potential for a more tax-efficient return on their investment on the Funds.

The Board of each Current Fund approved in principle the adoption of compliance policies and procedures to address the anticipated conditions of order requested herein. Prior to relying on the order and implementing the Distribution Policy, the Board of each Fund will approve and adopt policies and procedures under Rule 38a-1 under the Act that: (i) are reasonably designed to ensure that all notices required to be sent to the Fund’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by the Fund or its agents, as described in condition 3(a) below, about the distributions under the Distribution Policy include the disclosure required by condition 3(a) as set forth under the section “Applicants’ Conditions” below; and (ii) require the Fund to keep records that demonstrate its compliance with all of the conditions of this Order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

V.     JUSTIFICATION FOR THE REQUESTED RELIEF

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

1.     Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of each Current Fund are generally dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy. In this regard, Applicants note in particular that a significant portion of the assets of each Current Fund are and will be invested in the securities of REITs. REITs typically specify the distribution rate to be paid on their securities until notice of any change in the policy. Accordingly, investors in the Current Funds may expect a similar distribution policy.

An exemption from Rule 19b-1 would benefit shareholders in another way. Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their NAVs. In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain. Such a reduction in discount would benefit the Funds’ common shareholders.

2.     Each Fund’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. 10 However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information is included in the annual reports of each Current Fund sent to its shareholders and on the IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

In addition, each of the Current Funds will make the additional disclosures required by the conditions set forth in condition 4 below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

Rule 19a-1, the Distribution Policies and the compliance policies ensure that each Fund’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to the Fund’s net investment income (which for this purpose is the Fund’s taxable income other than from capital gains and gains from certain foreign currency transactions) and realized gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Funds will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.     Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to a Distribution Policy, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.11 Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the intended operation of the proposed Distribution Policies in order to comply with Rule 19b-1. There is no reason for requiring return of capital distributions on a Fund’s common shares beyond what is necessary to make up any shortfall between the Fund’s annual distribution requirements under a Distribution Policy and its net investment income and net realized capital gains or for forcing the Fund either to pay out more than is called for by its Distribution Policy or retain (and pay taxes on) net realized long-term capital gains to an extent greater than would otherwise be the case, thus creating potential compliance problems under Revenue Ruling 89-81 (1989-1 C.B. 226). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations. As a result, gains may not be realized or they may be realized as short-term, rather than long-term, gains. The requested Order would minimize these anomalous effects of Rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate, without fear of violating Rule 19b-1.

4.     Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent long-term capital gain distributions could facilitate improper fund sales practices including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gain dividend (“selling the dividend”12), where the dividend would result in an immediate corresponding reduction in net asset value and is in effect a taxable return of the investor’s capital. Applicants submit that this concern should not apply to closed-end funds, such as the Funds, which normally do not continuously distribute shares. Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitle a holder to a periodic dividend determined by a specific mechanism and no more and, like a debt security, are initially sold at a price based upon their liquidation preference, credit quality, dividend rate and frequency of payment. Investors buy preferred stock for the express purpose of receiving specific payments at the frequency bargained for, and the application of Rule 19b-1 to preferred stock may be contrary to the expectation of investors. There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.13

5.     Further limitations of Rule 19b-1.

Paragraphs (a) and (f) of Rule 19b-1 limit the number of capital gain dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule. Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital14 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though undistributed realized net long term capital gains otherwise would be available. To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount. Applicants believe that the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81 requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding must designate the types of income, e.g., investment income and capital gains, for a taxable year payable to each class of stock in the same proportion as the total dividends distributed to each class for that taxable year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given taxable year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gain dividends, a fund might use all of the exceptions available under Rule 19b-1 for a taxable year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of long term capital gains.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment. Investors buy preferred stock for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist the Funds in avoiding these Rule 19b-1 problems.

6.     General.

The relief requested is that the Commission permit the Funds to make periodic distributions in respect of their common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof. Granting this relief would provide the Funds with flexibility in meeting investor interest in receiving more frequent distributions. By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares. Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year. In these circumstances it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid. These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

VI.     APPLICANTS’ CONDITIONS

Applicants agree that, with respect to each Fund seeking to rely on the Order, the Order will be subject to the following conditions:

1.     Compliance Review and Reporting.

The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order, and (ii) a Material Compliance Matter, as defined in Rule 38a-1(e)(2) under the Act, has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Fund no less frequently than annually.

2.     Disclosures to Fund Shareholders.

(a)     Each 19(a) Notice to the holders of the Fund’s common stock, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)     Will provide, in a tabular or graphical format:

(1)     the amount of the distribution, on a per common share basis, together with the amounts of such distribution amount, on a per common share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)     the fiscal year to date cumulative amount of distributions, on a per common share basis, together with the amounts of such cumulative amount, on a per common share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short- term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)     the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)       the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)     Will include the following disclosure:

(1)     “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Distribution Policy”;

(2)     If the Fund states in the 19(a) Notice, pursuant to condition 2(a)(i)(1) or 2(a)(i)(2), that the current distribution or the fiscal year to date cumulative distributions are estimated to include a return of capital, then it will include the following disclosure: “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income.’”; and

(3)     “The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for [accounting and] tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(b)     On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

(i)     describe the terms of the Distribution Policy (including, the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)     include the disclosure required by condition 2(a)(ii)(1) above;

(iii)     state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund shareholders; and

(iv)     describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination; and

(c)     Each report provided to shareholders under Rule 30e-1 under the Act and in each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.     Disclosure to Shareholders, Prospective Shareholders and Third Parties.

(a)     The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b)       The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c)     The Fund will post prominently a statement on its (or its Investment Adviser’s) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4.          Delivery of 19(a) Notices to Beneficial Owners. If a broker, dealer, bank, or other person (“financial intermediary”) holds common shares issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.     Special Board Review for Funds Whose Common Stock Trades at a Premium. If:

(a)     The Fund’s common shares have traded on the exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)     The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)     At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Directors:

(1)     will request and evaluate, and the Fund’s Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2)     will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund’s investment objective(s) and policies and in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above, including, without limitation:

a.     whether the Distribution Policy is accomplishing its purpose(s);

b.     the reasonably foreseeable effects of the Distribution Policy on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

c.     the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)     based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii)     The Board will record the information considered by it and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.      Public Offerings. The Fund will not make a public offering of the Fund’s common shares, other than:

(a)     a rights offering below NAV to holders of the Fund’s common shares;

(b)     an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

(c)     an offering other than an offering described in conditions 6(a) and 6(b) above, unless, with respect to such other offering:

(i)     the Fund’s average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,15 expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;16 and

(ii)     the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock that such Fund may issue.

7.        Amendments to Rule 19b-1: The requested relief will expire on the effective date of any amendment to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VII.     APPLICABLE PRECEDENT

The Commission has granted relief substantially the same as that sought here on several occasions. However, the conditions of such orders were substantially different and accordingly Applicants do not cite to such prior relief. Applicants note, however, that the Commission recently has granted relief substantially similar to that applied for herein. See ING Clarion Real Estate Income Fund, et al., Investment Company Act Rel. Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order). In addition, see more recently, Calamos Convertible Opportunities and Income Fund, et al., Investment Company Act Rel. Nos. 28435 (Oct. 7, 2008) (notice) and 28483 (Nov. 4, 2008) (order); John Hancock Income Securities Trust, et al., Investment Company Act Rel. Nos. 28372 (August 29, 2008) (notice) and 28389 (September 24, 2008) (order); DNP Select Income Fund Inc., et al., Investment Company Act Rel. Nos. 28348 (July 31, 2008) (notice) and 28368 (August 26, 2008) (order); Cohen & Steers Advantage Income Realty Fund, Inc, et al., Investment Company Act Rel. Nos. 28341 (July 24, 2008) (notice) and 28358 (August 19, 2008) (order); The Mexico Fund, Inc., et al., Investment Company Act Rel. Nos. 28332 (July 17, 2008) (notice) and 28357 (August 12, 2008) (order).

VIII.     PROCEDURAL MATTERS RELATING TO THIS APPLICATION

Pursuant to Rule 0-2(f) of the Act, each Applicant hereby states its address as:

605 Third Avenue, 2nd Floor

New York, NY 10158-0180

and further states that all communications or questions concerning this Application should be directed to:

Arthur C. Delibert Esq.

Jennifer R. Gonzalez, Esq.

Fatima Sulaiman, Esq.

K&L Gates LLP

1601 K Street, N.W.

Washington, DC 20006

Tel: (202) 778-9000

Fax: (202) 778-9100

with a copy to:

Maxine Gerson, Esq.

Neuberger Berman, LLC

605 Third Avenue, 21st Floor

New York, NY 10158-3698

At a meeting duly held on March 22, 2007, the Board of each of the Current Funds adopted the following resolution authorizing the execution and filing of this Application.

RESOLVED, that having been informed about changes to the conditions imposed on such exemptive orders, the Board of Directors of the Fund hereby authorizes and directs the officers of the Fund to prepare and file with the SEC an amended and restated application, and any exhibits or further amendments thereto, for an exemptive order under the 1940 Act to permit the Fund to implement a managed distribution plan.

By unanimous written consent, the Board of Directors of NB Management adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED, that the Board of Directors hereby authorizes and directs NBMI’s officers to prepare and file with the Securities and Exchange Commission an, application for an exemptive order, and any and all amendments thereto, pursuant to Sections 6(c) of the Investment Company Act of 1940 (“Act”), and Section 19(b)(1) as amended, and Rule 19b-1 thereunder (the “Act”), for an order or orders exempting the Funds from Section 19(b) of the Act, thereby permitting the Funds to implement and conduct a Managed Dividend Policy.

RESOLVED, that the Board of Directors hereby authorizes and directs NBMI’s officers to take such other action and execute such other documents as they may deem necessary or advisable, upon advice of counsel, to effect the foregoing resolution.

The following exhibits are included in this Application:

Exhibit A – Verifications

Each Applicant has taken all actions necessary to authorize the execution and filing of this Application and has complied with all applicable requirements of law. Each Applicant represents that each person signing this Application on behalf of Applicant is authorized to do so under Applicant’s Charter and Bylaws and pursuant to resolutions adopted by Applicant’s Board of Directors.

Respectfully submitted,

Neuberger Berman Dividend Advantage Fund Inc.

Neuberger Berman Income Opportunity Fund Inc.

Neuberger Berman Real Estate Securities Income Fund Inc.

By:     /s/ Robert Conti

     Robert Conti

     President and Chief Executive Officer

Neuberger Berman Management LLC

By:     /s/ Robert Conti

     Robert Conti

     President and Chief Executive Officer

1      A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.
2      All existing Funds currently intending to rely on the requested Order (as defined below) have been named as Applicants. Any Fund that may rely on the Order in the future will comply with the terms and conditions of this Application.

3      On September 23, 2008, NBIO announced in a press release that it intends to redeem its outstanding auction preferred shares. As noted in the press release, its Board has approved private placements of debt and preferred shares with a major unaffiliated financial institution.

4      NBRESI has redeemed some of its outstanding AMPS since September 30, 2008. As of October 15, 2008, NBRESI had issued and outstanding 9,320 AMPS.

5      On September 23, 2008, NBDA announced in a press release that it intends to redeem its outstanding AMPS. As noted in the press release, its Board has approved private placements of debt and preferred shares with a major unaffiliated financial institution.

6      Lehman Brothers Holdings, Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code on September 15, 2008. NB Management, Neuberger Berman and LBAM are separate legal entities and are not included in the bankruptcy filing. NB Management, Neuberger Berman and LBAM will continue to operate in the ordinary course of business as the investment adviser and sub-advisers of the Current Funds.

7      Subject to the exceptions described herein, the periodic dividend rate for any particular series of preferred shares of a Fund is established periodically in auctions or remarketings, with reference to an objective index or rate or otherwise. As noted above, the dividend rate for Current Funds’ auction preferred shares is currently set periodically at auction. The main difference between auctions and remarketings is the dividend determination mechanism. The auction process that establishes the dividend rates for auction preferred shares involves one-sided bidding, in which investors submit bids into auctions that are administered by an auction agent. If a Fund were to engage in remarketing, the remarketing process to establish the dividend rates for auction preferred shares would involve discussions among the remarketing agent, existing holders and potential buyers, resulting in the establishment by the remarketing agent of a dividend rate. Auctions and remarketings are both designed to result in the lowest dividend rate that will enable the auction preferred shares to trade in the auction or remarketing at its original offering price, subject to a stipulated maximum dividend rate scale. The dividend rate determined at the auctions or remarketing will apply to all shares subject to such auction or remarketing during the same dividend period. The auction agent for the Current Funds is not affiliated with NB Management.

8      Each Fund requests such order with respect to its preferred shares because implementing the proposed distribution policy for the common shares could result in long-term capital gain distributions to the preferred shares that exceed those permitted under Rule 19b-1. The Internal Revenue Service has taken the position in Revenue Ruling 89-81 (1989-1 C.B. 226) that, if a regulated investment company has two or more classes of shares, it may not designate distributions made to any class in any year as consisting of more than such class’s proportionate share of particular types of income, such as capital gains. (The proportionate share of a class is determined by dividing the dividends paid to such class for that year by the total dividends the Fund paid to all classes for that year.) Consequently, any long-term capital gain distributions to holders of common shares require proportionate allocations of long-term capital gains to the preferred shares. Because each Fund normally pays dividends to holders of auction preferred shares at least once every 28 days, a Fund that, pursuant to the requested order, pays to its common shareholders more long-term capital gain distributions in one year than otherwise would be permitted by Rule 19b-1 would necessarily also be paying to its preferred shareholders more long-term capital gain distributions than are permitted by that rule. Thus, a Fund may not be able to implement the proposed distribution policy with respect to the common shares without obtaining the requested relief for the preferred shares as well.

9      The “net asset value” or “NAV” is the value of one share of common stock of a Fund, and is determined by dividing the Fund’s net assets by the number of shares of common stock outstanding.

10      See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966) (“Report”)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

11      See Report at 194-95.

12      See Report at 191.

13      See Section 852(b)(4)(A) of the Code.

14      These would be returns of capital for financial accounting purposes but not for tax accounting purposes (except to the extent the distributions for a taxable year exceeded the fund’s taxable income, including realized capital gains, for the year).

15      If a Fund has been in operation fewer than two years, the measured period will begin immediately following the Fund’s first public offering.

16      If a Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

EXHIBIT A

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has executed the attached Third Amended and Restated Application for and on behalf of Neuberger Berman Dividend Advantage Fund Inc., Neuberger Berman Income Opportunity Fund Inc. and Neuberger Berman Real Estate Securities Income Fund Inc. (“Funds”); that he is President and Chief Executive Officer of such Funds; and that all action by the Directors of such Funds necessary to authorize deponent to execute and file such Application has been taken. Deponent further states that he is familiar with such Application and the contents of such Application and that the facts set forth therein are true to the best of his knowledge, information and belief.

By: /s/ Robert Conti

Name:     Robert Conti

President and Chief Executive Officer

VERIFICATION

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned, being duly sworn, deposes and says that he has executed the attached Third Amended and Restated Application for and on behalf of Neuberger Berman Management LLC (the “Company”); that he is President and Chief Executive Officer of the Company; and that all action by the Company necessary to authorize deponent to execute and file such Application has been taken. Deponent further states that he is familiar with such Application and the contents of such Application and that the facts set forth therein are true to the best of his knowledge, information and belief.

By: /s/ Robert Conti

Name:     Robert Conti

Title:     President and Chief Executive Officer